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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

LODGIAN, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

54021P 20 5

(CUSIP Number)

Goodloe M. Partee, Esq.

Kutak Rock LLP

425 West Capitol Avenue, Suite 1100

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                    54021P 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Key Colony Fund, L.P 91-1948637
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,764,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,764,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,764,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable	☐
13.	Percent of Class Represented by Amount in Row (11) 11.25%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.                    54021P 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Key Colony Management, LLC 71-0779664
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,764,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,764,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,764,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable	☐
13.	Percent of Class Represented by Amount in Row (11) 11.25%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.                    54021P 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lieblong & Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 8,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable	☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.                    54021P 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alex R. Lieblong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,773,400
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,773,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,773,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable	☐
13.	Percent of Class Represented by Amount in Row (11) 11.28%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.                    54021P 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael J. Grondahl
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

THE PURPOSE OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”) of Lodgian, Inc., a Delaware corporation (the “Issuer or “Company”). The principal executive offices of the Issuer are located at 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (b) and (c). This statement is filed jointly by Key Colony Fund, LP, Key Colony Management, LLC, Lieblong & Associates, Inc., Alex R. Lieblong and Michael J. Grondahl (collectively, the “Reporting Persons”).

Key Colony Fund is a limited partnership organized under the laws of the State of Delaware and is a private investment partnership. Key Colony Management is a limited liability company organized under the laws of the State of Arkansas and its principal business is to serve as the general partner of Key Colony Fund. Lieblong & Associates is a corporation organized under the laws of the State of Arkansas and is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934. Alex R. Lieblong and Michael J. Grondahl are United States citizens. Alex R. Lieblong is the managing member of Key Colony Management and a shareholder, director and officer of Lieblong & Associates and has voting and investment power with respect to shares of Common Stock held by each entity. Michael J. Grondahl is associated with Key Colony Fund. The business address of each of the reporting persons is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a) above.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer’s securities was the available cash resources of Key Colony Fund, Lieblong & Associates and Michael J. Grondahl. The aggregate funds used by these Reporting Persons to make the purchases were $28,960,057.00 as of December 23, 2005.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of Common Stock, proposing changes in the Issuer’s operations, governance or capitalization, seeking representation of the board of directors of Issuer, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions.

The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

As of the date hereof, Key Colony Fund is the beneficial owner of 2,764,900 shares of Common Stock, representing approximately 11.25% of the Issuer’s outstanding Common Stock. Shares reported as beneficially owned by Key Colony Fund are also reported as beneficially owned by Key Colony Management, as the general partner of such investment partnership, and by Alex R. Lieblong, as the managing member of Key Colony Fund. By reason of such relationships, each of the above entities and persons is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock.

As of the date hereof, Lieblong & Associates is the beneficial owner of 8,500 shares of Common Stock, representing approximately 0.03% of the Issuer’s outstanding Common Stock. Shares reported as beneficially owned by Lieblong & Associates are also reported as beneficially owned by Alex R. Lieblong, as a shareholder, director and officer of Lieblong & Associates. By reason of such relationship, each of the above is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock.

As of the date hereof, Michael J. Grondahl is the beneficial owner of 1,000 shares of Common Stock, representing less than 0.01% of the Issuer’s outstanding Common Stock.

All percentages set forth in this statement are based on 24,586,465 shares of Common Stock reported in the Issuer’s Form 10-Q for the period ended September 30, 2005.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days are as follows:

KEY COLONY FUND, L.P.

DATE	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
10-24-2005	Market Purchase	8,000	$9.9700
10-25-2005	Market Purchase	4,000	$9.9500
10-26-2005	Market Purchase	1,300	$9.9500
10-27-2005	Market Purchase	13,600	$9.8708
10-28-2005	Market Purchase	11,800	$9.8021
11-11-05	Market Purchase	4,000	$10.0400
11-28-05	Market Purchase	7,000	$10.2171
12-2-05	Market Purchase	19,400	$10.3986
12-5-05	Market Purchase	13,900	$10.3901
12-6-05	Market Purchase	5,300	$10.3921
12-12-05	Market Purchase	1,200	$10.4900
12-16-05	Market Purchase	300	$10.4800
12-19-25	Market Purchase	12,300	$10.4328
12-20-05	Market Purchase	12,500	$10.4360
12-23-05	Market Purchase	15,300	$10.6498

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A – Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2005	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC, general partner

		By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

LIEBLONG & ASSOCIATES, INC.

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	President

/s/ Alex R. Lieblong
ALEX R. LIEBLONG

/s/ Michael J. Grondahl
MICHAEL J. GRONDAHL